Exhibit 99.2
CAPITALIZATION & INDEBTEDNESS
THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN
ACCORDANCE WITH IFRS.

June 30, 2008
(in € m.)
Debt (1), (2):
Long-term debt	129,392
Trust preferred securities	9,128
Long-term debt at fair value through profit or loss	45,588

Total debt	184,108

Shareholders’ equity:
Common shares (no par value)	1,358
Additional paid-in capital	16,359
Retained earnings	23,578
Common shares in treasury, at cost	(2,452)
Equity classified as obligation to purchase common shares	(3,833)
Net gains (losses) not recognized in the income statement, net of tax
Unrealized net gains on financial assets available for sale, net of applicable tax and other	144
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(26)
Foreign currency translation, net of tax	(3,234)

Total shareholders’ equity	31,894

Minority interest	1,778

Total equity	33,672

Total capitalization	217,780

[1]	No third party has guaranteed any of our debt.

[2]	€ 7,384 million (4%) of our debt was secured as of June 30, 2008.